12027804

ORIGINAL

SEC
Mail Processing
Section

JUN 27 2012

Washington DC
401

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

---

**FORM 11-K**

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

**Commission file number: 000-29709**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Harleysville Savings Bank 401(k) Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Harleysville Savings Financial Corporation**
**271 Main Street**
**Harleysville, Pennsylvania 19438**

## REQUIRED INFORMATION

*Financial Statements*. The following financial statements are filed as part of this annual report for the Harleysville Savings Bank 401(k) Plan (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2011.

## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

**HARLEYSVILLE SAVINGS BANK 401(K) PLAN**

June 27, 2012

By: ____________________________

Brendan J. McGill, ~~on~~ behalf of
Harleysville Savings Bank as the Plan Administrator

# Form 5500

# Form 5500-SF

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

## Short Form Annual Return/Report of Small Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA), and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code).

▸ **Complete all entries in accordance with the instructions to the Form 5500-SF.**

OMB Nos. 1210-0110
1210-0089

**2011**

**This Form is Open to Public Inspection**

## Part I Annual Report Identification Information

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

**A** This return/report is for: [X] a single-employer plan [ ] a multiple-employer plan (not multiemployer) [ ] a one-participant plan

**B** This return/report is: [ ] the first return/report [ ] the final return/report
[ ] an amended return/report [ ] a short plan year return/report (less than 12 months)

**C** Check box if filing under: [ ] Form 5558 [ ] automatic extension [ ] DFVC program
[ ] special extension (enter description)

## Part II Basic Plan Information—enter all requested information

**1a** Name of plan
HARLEYSVILLE SAVINGS BANK 401K PLAN

**1b** Three-digit plan number (PN) ▸ 002

**1c** Effective date of plan 01/01/2000

**2a** Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan)
HARLEYSVILLE SAVINGS BANK

271 MAIN STREET

HARLEYSVILLE PA 19438-2415

**2b** Employer Identification Number (EIN) 23-0672875

**2c** Sponsor's telephone number 215-256-8828

**2d** Business code (see instructions) 522120

**3a** Plan administrator's name and address (if same as plan sponsor, enter "Same")
HARLEYSVILLE SAVINGS BANK

271 MAIN STREET
HARLEYSVILLE PA 19438-2415

**3b** Administrator's EIN 23-0672875

**3c** Administrator's telephone number 215-256-8828

**4** If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN, and the plan number from the last return/report.

**a** Sponsor's name

**4b** EIN

**4c** PN

| | | |
|---|---|---|
| **5a** Total number of participants at the beginning of the plan year | 5a | 117 |
| **b** Total number of participants at the end of the plan year | 5b | 118 |
| **c** Number of participants with account balances as of the end of the plan year (defined benefit plans do not complete this item) | 5c | 106 |

**6a** Were all of the plan's assets during the plan year invested in eligible assets? (See instructions.) [X] Yes [ ] No

**b** Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? (See instructions on waiver eligibility and conditions.) [X] Yes [ ] No

**If you answered "No" to either 6a or 6b, the plan cannot use Form 5500-SF and must instead use Form 5500.**

## Part III Financial Information

| 7 Plan Assets and Liabilities | | (a) Beginning of Year | (b) End of Year |
|---|---|---|---|
| **a** Total plan assets | 7a | 3076161 | 3213842 |
| **b** Total plan liabilities | 7b | | |
| **c** Net plan assets (subtract line 7b from line 7a) | 7c | 3076161 | 3213842 |

| 8 Income, Expenses, and Transfers for this Plan Year | | (a) Amount | (b) Total |
|---|---|---|---|
| **a** Contributions received or receivable from: (1) Employers | 8a(1) | 127540 | |
| (2) Participants | 8a(2) | 312670 | |
| (3) Others (including rollovers) | 8a(3) | 4631 | |
| **b** Other income (loss) | 8b | -77342 | |
| **c** Total income (add lines 8a(1), 8a(2), 8a(3), and 8b) | 8c | | 367499 |
| **d** Benefits paid (including direct rollovers and insurance premiums to provide benefits) | 8d | 229818 | |
| **e** Certain deemed and/or corrective distributions (see instructions) | 8e | | |
| **f** Administrative service providers (salaries, fees, commissions) | 8f | | |
| **g** Other expenses | 8g | | |
| **h** Total expenses (add lines 8d, 8e, 8f, and 8g) | 8h | | 229818 |
| **i** Net income (loss) (subtract line 8h from line 8c) | 8i | | 137681 |
| **j** Transfers to (from) the plan (see instructions) | 8j | | |

## Part IV Plan Characteristics

9a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
2E 2F 2G 2J 2K 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

## Part V Compliance Questions

| 10 During the plan year: | | Yes | No | Amount |
|---|---|---|---|---|
| a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program) | 10a | | X | |
| b Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 10a.) | 10b | | X | |
| c Was the plan covered by a fidelity bond? | 10c | X | | 400000 |
| d Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? | 10d | | X | |
| e Were any fees or commissions paid to any brokers, agents, or other persons by an insurance carrier, insurance service or other organization that provides some or all of the benefits under the plan? (See instructions.) | 10e | | X | |
| f Has the plan failed to provide any benefit when due under the plan? | 10f | | X | |
| g Did the plan have any participant loans? (If "Yes," enter amount as of year end.) | 10g | X | | 10386 |
| h If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.) | 10h | | X | |
| i If 10h was answered "Yes," check the box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3 | 10i | | | |

## Part VI Pension Funding Compliance

11 Is this a defined benefit plan subject to minimum funding requirements? (If "Yes," see instructions and complete Schedule SB (Form 5500)) ☐ Yes ☐ No

12 Is this a defined contribution plan subject to the minimum funding requirements of section 412 of the Code or section 302 of ERISA? ☐ Yes ☒ No

(If "Yes," complete 12a or 12b, 12c, 12d, and 12e below, as applicable.)

a If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the letter ruling granting the waiver. Month ______ Day ______ Year ______

**If you completed line 12a, complete lines 3, 9, and 10 of Schedule MB (Form 5500), and skip to line 13.**

| | | |
|---|---|---|
| b Enter the minimum required contribution for this plan year | 12b | |
| c Enter the amount contributed by the employer to the plan for this plan year | 12c | |
| d Subtract the amount in line 12c from the amount in line 12b. Enter the result (enter a minus sign to the left of a negative amount) | 12d | |

e Will the minimum funding amount reported on line 12d be met by the funding deadline? ☐ Yes ☐ No ☐ N/A

## Part VII Plan Terminations and Transfers of Assets

13a Has a resolution to terminate the plan been adopted in any plan year? ☐ Yes ☒ No

If "Yes," enter the amount of any plan assets that reverted to the employer this year 13a

b Were all the plan assets distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? ☐ Yes ☒ No

c If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

| 13c(1) Name of plan(s): | 13c(2) EIN(s) | 13c(3) PN(s) |
|---|---|---|
| | | |

**Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.**

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including, if applicable, a Schedule SB or Schedule MB completed and signed by an enrolled actuary, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

| | | | |
|---|---|---|---|
| SIGN HERE | [signature] | 06/26/2012 | M. Shane Michalak |
| | Signature of plan administrator | Date | Enter name of individual signing as plan administrator |
| SIGN HERE | | | |
| | Signature of employer/plan sponsor | Date | Enter name of individual signing as employer or plan sponsor |